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                                   EXHIBIT 3

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                      MANAGEMENT'S DISCUSSION AND ANALYSIS

THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2003, MARCH 31, 2002 AND DECEMBER 31, 2002. THE CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS AND CASH FLOWS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2002 EXCLUDE THE IMPACT OF THE COMPANY'S EQUITY OFFERING OF $217.7 MILLION IN MAY 2002. THIS EVENT AFFECTS COMPARISONS WITH HISTORICAL RESULTS. THROUGHOUT THE DISCUSSION, REFERENCE IS MADE TO EBITDA, WHICH REPRESENTS EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION AND BEFORE OTHER NON-OPERATING INCOME AND EXPENSES. ON JANUARY 1, 2003, THE COMPANY SEGREGATED ITS KRAFT PAPER (OR CONTAINERBOARD) ACTIVITIES FROM ITS PULP AND CONTAINERBOARD BUSINESS SEGMENT TO ITS SPECIALTIES BUSINESS SEGMENT. SEGMENTED INFORMATION FOR PRIOR PERIODS HAS BEEN RESTATED TO REFLECT THESE CHANGES.


OVERVIEW

Increased anxiety concerning the conflict in Iraq, escalating energy costs, and the slow-paced recovery of U.S. and global economies preoccupied financial markets and further eroded consumer confidence during the first quarter of 2003.

For pulp and paper producers, there were several encouraging developments during the quarter. An improvement in market fundamentals for specialty papers, related to the shutdown of several paper-machines and a modest pickup of demand for coated papers, resulted in the announcement of price increases across most coated and uncoated groundwood grades, ranging from US$40 per tonne to US$60 per ton. In addition, North American newsprint capacity reductions, a weakening U.S. dollar and rising input costs contributed to an announced US$50 per tonne newsprint price increase in March for North American markets, despite the continued slow-paced recovery in demand. For pulp products, tighter market conditions resulting from stronger export shipments, fibre shortages for producers arising from poor weather conditions in the U.S. south-east, and the appreciating Euro, enabled pulp producers to successfully implement two US$40 per tonne price increases during the current quarter, and announce a further increase of US$40 per tonne for April 1.

Even with these positive developments, NorskeCanada, like many Canadian pulp and paper producers, experienced a challenging first quarter of 2003. While a softening U.S. dollar and high fuel costs created a cost-push that led producers to raise prices, these events, combined with heightened geopolitical and economic uncertainty, contributed to continued weak industry financial results.


                                       1                           NorskeCanada

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In spite of continuing soft market conditions, our paper business operated at full capacity in the current quarter, compared to 77% for the same period in 2002, due in large measure to stronger demand for our groundwood specialty papers. Cost savings and performance improvements continue to be our primary focus and solid progress in these areas is reflected in our financial results. However, several unusual incidents during the current quarter, namely a temporary shut at our Powell River mill resulting from a chemical imbalance in its effluent treatment system, a storm-related company-wide power outage and a steam line rupture at our Crofton operation, offset these gains. Outside of these operational upsets, we achieved a noticeable improvement in our performance across our operations.


RESULTS OF OPERATIONS

For the three months ended March 31, 2003, we incurred a net loss of $24.8 million ($(0.12) per common share), and recorded EBITDA of $11.8 million, on sales of $385.8 million. This compares to the fourth quarter of 2002 when we recorded a net loss of $37.3 million ($(0.18) per common share), and EBITDA of $10.3 million, on sales of $405.6 million. The net loss for the current quarter included an after-tax foreign exchange gain of $12.8 million ($0.06 per common share) arising from the translation of U.S. dollar denominated debt, compared to an after-tax gain of $1.4 million ($0.01 per common share) in the preceding quarter. For the same quarter a year earlier, we reported a net loss of $41.5 million ($(0.24) per common share), and EBITDA of $(2.1) million, on sales of $324.3 million. The net loss for the quarter ended March 31, 2002 included a gain of $4.8 million ($0.03 per common share) on the sale of 1.75 million shares of Pope & Talbot Inc.


THREE MONTHS ENDED MARCH 31, 2003
COMPARED TO THREE MONTHS ENDED DECEMBER 31, 2002

CONSOLIDATED

EBITDA for the three months ended March 31, 2003 was $11.8 million on total sales of $385.8 million, compared to EBITDA of $10.3 million on sales of $405.6 million for the quarter ended December 31, 2002. The impact of less scheduled maintenance spending projects, higher pulp prices, further operating cost reductions achieved during the current quarter, and reduced selling, general and administrative ("SG&A") costs, offset the negative impact of a stronger Canadian dollar, lower 2003 directory contract pricing and the operational upsets.


                                       2                           NorskeCanada
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We managed to minimize the impact of the sharp increase in oil and natural gas spot prices during the current quarter by substituting fuels as required. In addition, we mitigated the adverse financial impact of escalating energy prices through the use of fixed price contracts.


SPECIALTIES

Lower sales volumes of 261,700 tonnes for the first quarter of 2003, a decrease of 13,600 tonnes, or 4.9%, from the previous quarter, primarily reflected lower seasonal demand for lightweight uncoated specialty papers.

The average sales revenue for the current quarter was $815 per tonne, a decrease of $47 per tonne, or 5.5%, from the preceding quarter. This was largely a result of a stronger Canadian dollar relative to the U.S. dollar, lower contract directory transaction prices and a seasonally lower-value grade mix. These were partly offset by improved freight costs, most of which reflected a more favourable destination mix.

The average cost of sales for the current quarter was $732 per tonne, a decrease of $27 per tonne, or 3.6%, from the previous quarter. A significant factor in the improvement of our costs was the continued reduction in the use of kraft as a furnish in our specialty papers. This saving, together with lower planned maintenance project spending and a seasonally lower-value grade mix in the current quarter, more than offset higher unit costs associated with less calendar days in the period and the operational upsets.

As a result of the above factors and our improved SG&A costs, our specialties paper business recorded EBITDA of $14.4 million, and operating earnings (loss) of $(10.0) million, on sales of $213.3 million for the current quarter, compared to EBITDA of $18.6 million, and operating earnings (loss) of $(6.4) million, on sales of $237.2 million for the previous quarter.


NEWSPRINT

At 195,600 tonnes, our newsprint sales volumes for the first quarter of 2003 were marginally lower than those for the previous quarter, as the combined impact of fewer calendar days and the operational upsets offset higher operating rates in the first quarter of 2003.


                                       3                           NorskeCanada
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The average sales revenue for the current quarter was $586 per tonne. The decrease of $20 per tonne, or 3.3%, from the preceding quarter was primarily a result of a stronger Canadian dollar relative to the U.S. dollar. Average transaction prices were largely unchanged from previous quarters.

The average cost of sales for the current quarter was $576 per tonne, an improvement of $15 per tonne, or 2.5%, from the previous quarter. This was principally due to further efficiencies achieved in our fibre and furnish usage and a planned reduction in maintenance spending. These factors were partially offset by the adverse impact on fixed costs of the operational upsets.

As a result of the above factors and our lower SG&A costs, our newsprint business recorded EBITDA of $(2.7) million, and operating earnings (loss) of $(18.5) million, on sales of $114.6 million for the current quarter, compared to EBITDA of $(3.0) million, and operating earnings (loss) of $(19.3) million, on sales of $120.5 million for the prior quarter.


PULP

Pulp sales volumes for the current quarter were 103,900 tonnes, an increase of 13,800 tonnes, or 15.3%, from the previous quarter, primarily reflecting stronger market conditions.

Average pulp sales revenue for the current quarter was $557 per tonne, an increase of $25 per tonne, or 4.7%, from the previous quarter. For the most part, this reflected higher transaction prices from the price increases implemented during the current quarter and lower freight costs arising from a more favourable destination and customer mix. Unfavourable foreign exchange movements partially offset these positive factors.

The average cost of sales for pulp for the first quarter was $539 per tonne, an improvement of $21 per tonne, or 3.8%, over the preceding quarter. Improved net realizable values on inventory volumes, as well as several successful energy reduction initiatives, lower maintenance spending, most of which related to Crofton's scheduled shutdown in the fall of 2002 and lower fibre costs outweighed higher costs associated with our scheduled Elk Falls recovery boiler shutdown in February, a higher proportion of long-fibre pulp in our sales mix resulting from the shutdown, and to a lesser extent, higher fossil fuel costs.

As a result of the above factors and reduced SG&A costs, our pulp business recorded EBITDA of $0.1 million, and operating earnings (loss) of $(7.0) million, on sales of $57.9 million for the first quarter of 2003, compared to EBITDA of $(5.3) million, and operating earnings (loss) of $(10.6) million, on sales of $47.9 million for the previous quarter.


                                       4                           NorskeCanada
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THREE MONTHS ENDED MARCH 31, 2003
COMPARED TO THREE MONTHS ENDED MARCH 31, 2002

CONSOLIDATED

EBITDA for the quarter ended March 31, 2003 was $11.8 million on total sales of $385.8 million, compared to EBITDA of $(2.1) million on sales of $324.3 million for the comparative period in 2002. The improvement in EBITDA reflected higher sales volumes, the realization of further cost reductions, improved pulp prices and lower scheduled market and maintenance downtime in the current quarter. A weaker U.S. dollar, lower specialty paper prices and increased fuel costs partially offset these gains.


SPECIALTIES

Sales volumes for the first quarter of 2003 were 261,700 tonnes, up 55,100 tonnes, or 26.7%, compared to the same period in 2002, primarily as a result of stronger demand across all grades.

The average sales revenue for the current quarter was $815 per tonne, a decrease of $97 per tonne, or 10.6%, compared to the corresponding quarter of 2002, due primarily to a combination of lower transaction prices and a stronger Canadian dollar relative to the U.S. dollar, partly offset by performance improvements.

The average cost of sales for the current quarter was $732 per tonne, an improvement of $16 per tonne, or 2.1%, from the comparative period in 2002. Various cost reductions, including improvements in kraft consumption, furnish and chemical costs, as well as improved unit costs resulting from higher operating rates more than offset the impact of increased de-inked pulp and fuel costs and the operational disruptions in the first quarter of 2003.

As a result of the above factors, our specialties paper business recorded EBITDA of $14.4 million and operating earnings (loss) of ($10.0) million, on sales of $213.3 million, for the current quarter, compared to EBITDA of $25.6 million and operating earnings (loss) of $4.9 million, on sales of $188.4 million for the same quarter last year.


NEWSPRINT

Sales volumes for the first quarter of 2003 were 195,600 tonnes, an increase of 45,000 tonnes, or 29.9%, compared to the same period in 2002. This was primarily the result of higher market-related downtime in the first quarter of 2002.


                                       5                           NorskeCanada
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The average sales revenue for the current quarter was $586 per tonne, a decrease of $18 per tonne, or 3.0%, compared to the corresponding quarter of 2002. The impact of the weaker U.S. dollar was partially offset by improved freight costs. Transaction prices remained largely unchanged from the same quarter last year.

The average cost of sales for the current quarter was $576 per tonne, an improvement of $77 per tonne, or 11.8%, compared to the same quarter a year earlier. This primarily reflected several performance improvements and cost savings, including a significant reduction in our use of kraft, lower coating and chemical costs, and lower unit fixed costs as a result of market-related downtime in the first quarter of 2002. These favourable cost movements were partially offset by increased energy prices and the impact of the unusual operational incidents in the current quarter.

As a result of the above factors, our newsprint business recorded EBITDA of $(2.7) million and operating earnings (loss) of $(18.5) million, on sales of $114.6 million for the current quarter, compared to EBITDA of $(12.3) million and operating earnings (loss) of $(27.8) million, on sales of $91.0 million for the same period in the previous year.


PULP

Pulp sales volumes for the first quarter of 2003 were 103,900 tonnes, an increase of 18,100 tonnes, or 21.1%, from the comparable period in 2002. This was primarily due to stronger market conditions and higher operating rates in the current quarter.

The average pulp sales revenue for the first quarter of 2003 was $557 per tonne, an increase of $34 per tonne, or 6.5%, from the same quarter in 2002. The positive variance was largely due to improved transaction prices that were partially offset by unfavourable foreign exchange movements.

The average cost of sales for pulp for the first quarter was $539 per tonne, an improvement of $135 per tonne, or 20.0%, over the same quarter in 2002. This was primarily as a result of lower unit costs resulting from rescheduling our annual kamyr digester shutdown at Crofton this year from March to May, and encountering fewer issues during this year's annual recovery boiler scheduled maintenance shutdown at Elk Falls. In addition, the positive impact of higher net realizable values on inventory volumes, reflecting an improvement in pulp prices, various energy reduction initiatives, and higher operating rates substantially outweighed the impact of higher fossil fuel costs in the current period.


                                       6                           NorskeCanada
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As a result of the above factors, our pulp business recorded EBITDA of $0.1 million and operating earnings (loss) of $(7.0) million, on sales of $57.9 million, compared to EBITDA of ($15.4) million and operating earnings (loss) of $(21.7) million, on sales of $44.9 million, for the same period last year.


CASH PROVIDED (USED) BY OPERATIONS

Cash flow provided (used) by operating activities, after changes in non-cash working capital, for the quarter ended March 31, 2003 was $(32.3) million, compared to $(6.5) million for the first quarter of 2002 and $56.5 million for the previous quarter ended December 31, 2002. Cash flow provided (used) by operating activities, before changes in non-cash working capital, for the quarter ended March 31, 2003 was $(4.7) million, compared to $(27.0) million for the first quarter of 2002 and $(4.6) million for the previous quarter ended December 31, 2002. Our cash flow from operations continued to reflect the challenging market conditions during the current quarter.


INVESTING AND FINANCING ACTIVITIES

Our capital spending for the quarter ending March 31, 2003 totalled $13.8 million, compared to $9.4 million for the same quarter in 2002, and $41.7 million for the fourth quarter of 2002. The current quarter's spending included the continuation of high-return projects initiated in the previous year, including the No.2 boiler rebuild at Elk Falls, a turbine generator upgrade at Powell River, and an upgrade to our advanced thermomechanical pulp facility at our Crofton mill.

During the current quarter we terminated US$105.0 million of fixed-to-floating interest rate swaps for proceeds of $15.9 million. The funds were applied against our revolving operating loan.

As of March 31, 2003, the portion of the revolving operating loan facility available to the Company was $146.1 million. This consists of the borrowing base as calculated at the quarter end of $323.5 million less the outstanding drawings, including letters of credit, of $177.4 million. Our total facility of $350 million matures in July 2005. Subsequent to March 31, 2003, we negotiated certain amendments to this facility, including flexibility to increase the borrowing base, and agreement by a substantial majority of lenders to extend the maturity of the facility by one year, to July 2006.

We remain in compliance with the covenants under our credit facilities and bond indentures. Our Consolidated Fixed Charge Ratio, however, continues to be below the 2.0:1 threshold of the bond indentures, which, while not constituting a default, does prohibit the payment of dividends and limit the amount of additional debt we can incur.


                                       7                           NorskeCanada
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In February 2003, Standard & Poor's ("S&P") lowered its credit rating of our long-term corporate and senior unsecured debt by one level, from BB+ to BB, and affirmed its existing debt on our senior secured debt as BB+. S&P's outlook for our business is stable.


OTHER DEVELOPMENTS

BC FOREST REFORM

In March 2003, the Province of British Columbia proposed fundamental changes to the regulation of British Columbia's forest industry, not all of which have yet been enacted. The legislation provides for, among other things:

     o The reallocation of approximately 20% of the allowable annual cut from major replaceable forest tenures (to support market-based pricing, First Nations accommodation, and local communities);
     o    An increase in the volume of timber to be sold by public auction;
     o The establishment of a more market-based system of charging stumpage on harvesting standing timber; and
     o Changes to or elimination of some of the requirements associated with holding long-term tenures such as minimum cut requirements and requirements that timber be processed through specified facilities.

Many details of these changes have yet to be disclosed by the provincial government and a transition period of up to three years is anticipated. The changes will not come into effect until enabling regulations are put into place by the provincial government. Accordingly, we cannot yet determine the extent to which these changes will affect the supply of fibre to our mills, the relationship with our fibre suppliers, or the price and availability of fibre.


INCLUSION IN "FTSE4GOOD" INDEX

In March 2003, we were admitted to the Financial Times Stock Exchange's socially responsible investment index series, "FTSE4Good". The FTSE4Good indices provide investors with a tool to measure the performance of companies that meet globally accepted international standards of corporate responsibility. Our inclusion in the FTSE4Good indices represents a significant accomplishment for NorskeCanada.


                                       8                           NorskeCanada
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OUTLOOK

Political and economic uncertainty, in large measure linked to the conflict with Iraq and concerns about the sluggish performance of U.S. and global economies, is currently dominating the minds of consumers as well as global financial markets. As a result, the near-term outlook for the pulp and paper industry remains unclear.

The recent tightening of market conditions for groundwood papers, which has resulted from the shutdown of several higher-cost mills, the weaker U.S. dollar and stronger demand, will assist producers in implementing the recently-announced price increases during the second quarter of 2003. Prices for pulp products are projected to remain fairly steady in the next quarter, reflecting a rebalancing of supply and demand.

For the balance of the year, we view any meaningful recovery in paper and pulp markets as being largely dependent on a sustainable increase in consumption. Any further negative economic or political developments in the interim could delay any such recovery. We will continue to maintain a tight control on capital spending in the event that the forecasted recovery does not materialize, and remain committed to balancing our paper production levels with customer demand. We intend to continue operating our pulp facilities at full capacity through the balance of 2003.


FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters set forth in this report are forward-looking, including statements with respect to expected performance improvements and cost savings and the outlook for markets, inventories, production and pricing, and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.


                                       9                           NorskeCanada